EXHIBIT 13 - 1997 Annual Report to Shareholders

                              * * *

                          "FRONT COVER"

   "schematic of a house with Mod-U-Krafs' 25th anniversary logo"

              Mod-U-Kraf Homes, Inc. 1996 ANNUAL REPORT

                              * * *

                      "INSIDE FRONT COVER"

     "picture of Mod-U-Kraf home in Brandywine, Maryland"

(Front Cover)
Mod-U-Kraf Homes was the 1997 winner of NAHB, Building Systems Council/Country Home magazine's modular home design of the year award for the "ANNAPOLIS" Model, a 2,502 sq. ft., brick faced, two story home constructed in Brandywine, Maryland. An article showcasing the "ANNAPOLIS" will appear in Country Home magazine's April 1998 edition.

                              * * *

                           IN MEMORIAM
                  (Picture of J. Dillard Powell)

                       J. Dillard Powell
                            Director
                      Mod-U-Kraf Homes, Inc.
                 May 18, 1933 - January 12, 1988


On January 12, 1998, your organization was deeply saddened by the unexpected death of J. Dillard Powell, twin brother of President and Board Chairman Dale
H. Powell. He had served on Mod-U-Kraf's Board of Directors since March, 1991. As a recognized business leader, Dillard Powell was admired and respected by his peers, co-workers, friends, neighbors, community leaders, state and local agencies, and members from all sectors of the building
industry.   He will be sadly missed by everyone who knew him.

* * *

To Our Shareholders

	Your management and board of directors are happy to report continued profitability for the year. Although our sales increased 41.33% we fell $2
million short of our projected $18 million dollar goal for the year.   $1.2
million of product, built and ready for delivery, had to be carried forward into the first quarter of 1998.

	Wet weather in many areas hampered our builders from getting foundations in and our delivery crews were unable to make delivery due to site conditions. Had we been able to accomplish these deliveries we would have been close to sales projections for 1997.

Net sales for the year ending, December 31, 1997, were $16,072,448 which compares to net sales in 1996 of $11,372,471. Net income, after taxes, for the year ending, December 31, 1997, was $180,685 which compares to net income, after taxes, for the year 1996 of $177,663. The net income for 1997 amounts to $0.22 per common share, which compares to net income, after taxes, of $0.22 per share during fiscal year 1996.

	We are continuing to make improvements and modifications in our new manufacturing facility, and adjustments to our sales and marketing program. As these changes come into play, sales and revenues should continue to increase to improve our gross profit margins. The Company should then move back to or exceed the profitable level of past periods.

	During 1997, we installed fall protection over the assembly lines in the new plant to comply with OSHA regulations. We have moved all production personnel from the old plant to the new plant and are making preparations to bring the fall protection in this facility up to OSHA standards as well. The new facility has ample capacity to take care of our present production; however, when the projects we are quoting begin to materialize we will need to re-open the old facility.

	Increased awareness and acceptance by the public, builders, and financial community of the many advantages of code complying sectionalized products continue to improve the industry's status in the marketplace. Combined with the shortage of skilled trades in many markets, a tremendous growth trend has been created for our industry.

	Mod-U-Kraf's management and Board of Directors appreciate the continued support of our shareholders and employees.
                          Dale H. Powell
                          President and Chairman of the Board




LEGAL COUNSEL                       EXECUTIVE OFFICES
---------------------------------   -------------------------------------
Hunton & Williams                   201 Old Franklin Tkpe. (P.O. Box 573)
Richmond, Virginia                  Rocky Mount, Virginia

INDEPENDENT ACCOUNTANT              TRANSFER AGENT
---------------------------------   -------------------------------------
Brown Edwards & Company, L.L.P.     First Union Bank
Roanoke, Virginia                   Charlotte, North Carolina

A COPY OF THE FORM 10-KSB AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE THROUGH THE COMPANY AT NO COST TO A SHAREHOLDER UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY AT P.O. BOX 573, ROCKY MOUNT, VIRGINIA 24151.

                              * * *

	INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Mod-U-Kraf Homes, Inc. and Subsidiary
Rocky Mount, Virginia


	We have audited the accompanying consolidated balance sheets of Mod-U-Kraf Homes, Inc. and Subsidiary as of December 31, 1997 and 1996, and the
related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1997, 1996, and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mod-U-Kraf Homes, Inc. and Subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.


                                    Brown, Edwards & Company, L.L.P.

                                    CERTIFIED PUBLIC ACCOUNTANTS

Roanoke, Virginia
January 23, 1998


                              * * *


Business Information

	Mod-U-Kraf Homes, Inc. (the Company), was incorporated as a Virginia Corporation on August 19, 1971. It is engaged in the business of manufacturing and selling custom-built, code complying sectionalized homes of its own design. The Company has built over 7,000 homes in 26 years of business at its corporate headquarters in Rocky Mount, Virginia.
	The Company markets its homes in Virginia, West Virginia,
North Carolina, South Carolina, Maryland, Tennessee, and parts of Pennsylvania and Kentucky. Mod-U-Kraf employs territory sales representatives to market its homes regionally and offers its homes primarily to builders, land developers, and Realtors who act as "turnkey" contractors.
    	These homes are available in over 65 standard models ranging in size from 705 square feet to 2,970 square feet. There are over 100 options to allow for custom choices in exterior and interior designs. Styles of homes offered include cape cod, country homes, and vacation homes. These homes allow for great rooms, spacious kitchen-dining-living areas, ample closets and fireplaces. In addition to single family homes, the Company also builds duplexes, townhouses, motel units, medical centers and office buildings.
    	All Mod-U-Kraf products are constructed in either one of two production facilities. All homes are built inside a production facility out of weather and harms way by a work force of approximately
150 skilled craft people and technicians specially trained in their areas and take great pride in their work.
    	The units are transported to the construction site after being loaded on specially designed transporters. At the site, the units are off-loaded by crane to a permanent foundation. They are then secured together by a "zip-up" procedure and completed by the contractor, who makes plumbing and electrical connections, does final grading and landscaping, and adds exterior finish.
    	Mod-U-Kraf's motto "After 25 years our reputation is still building" emphasizes the years of philosophical commitment to quality craftsmanship and new product development. Hi-tech production facilities, name brand materials, and skilled workmanship insure increased productivity, high quality, and ultimate customer satisfaction. Utilizing proven sales techniques, keeping sales exhibits current, and providing in-house sales consultation strengthens our ability to remain competitive in the marketplace.
    	Management takes great pride in the fact that offering quality products and service has enabled us to maintain the same builders for many years. Mod-U-Kraf looks forward to a future of increased profitability and its commitment to provide premier sectionalized homes to the marketplace.
    	The Company's business cannot be characterized as comprising more than one industry segment.



	MARKET AND DIVIDEND INFORMATION

	The Corporation's common stock is traded in the over-the-counter market. The number of shareholders as of February 2, 1998 was 396. The range of bid and ask quotations and dividends declared for the last two calendar years are listed below.

	QUOTATIONS ON COMMON STOCK

	               1997                          1996

            		                     	 	                    	        Dividends
            BID            ASK            BID            ASK       Declared
	     High    Low    High    Low    High   Low    High    Low     1997  1996

First  7       4 7/8  10      5 3/4  3 1/2    -    4 1/2   4 1/4  $0.03 $0.03
Second 7 1/2   7      10      9      4 1/8  3 1/2  4 7/8   4 1/4  $0.03 $0.03
Third  7 1/2   7 1/2  9 1/2   8 1/2  5      4 1/8  6       4 7/8  $0.03 $0.03
Fourth 7 1/2   55 7/8 9 1/2   7 1/2  5        -    6         -    $0.03 $0.03


Source:  Wheat First Butcher Singer & Koonce Securities

The Corporation presently expects to pay dividends in the future as earnings permit.


                              * * *


	OTHER BUSINESS DATA
	SELECTED FINANCIAL DATA

	Year Ended December 31,

                       1997        1996	   1995        1994       1993

Net Sales          $16,072,448 $11,372,471 $9,083,419 $9,288,807 $7,893,216
0perating Inc(Loss)    376,446     323,643    542,434    476,888    371,050
Net Earnings(Loss)     180,685     177,663    378,824    308,204    537,301
Earnings(Loss) Per Share
Primary & Fully Diluted(1)0.22        0.22       0.46       0.38       0.66
Cash Dividends Per Sh  (1)0.12        0.12       0.12       0.12       0.10
Total Assets         9,075,041   9,617,921  7,845,504  6,329,477  5,883,150
Current Ratio        4.40 to 1   3.72 to 1  5.17 to 1  5.32 to 1  7.26 to 1
Deferred comp.       1.075,307   1,147,186  1,206,188  1,253,491  1,307,380
Book Value Per Share   (1)5.74        5.65       5.55       5.25       4.99

(1) 	Primary and fully diluted earnings per common share are based on the weighted average number of shares of common stock outstanding and common stock equivalents of dilutive stock options. Per share amounts for the years ended December 31, 1993 have been restated to reflect the 20% stock dividend issued on March 2, 1994.

           Management's Discussion and Analysis of
         Financial Condition and Results of Operations

     1996 net sales of $11,372,471 were 25.20% higher than 1995 net sales of $9,083,419. Our total units sold increased by 20.96% over last year. This increase is due to the additional production from our new facility that went into operation in August of 1996.
     Gross Profit percentage declined in 1996 to 24.15% from 29.17% in 1995 and 27.27% in 1994. This is also due to the start-up of our new production facility. We have had increased manufacturing and payroll cost as we bring production up to our desired level.
	With the increase in production cost, we have kept the Selling, General and administrative expenses at the same level as prior years. Their percentages were 21.30% in 1996 compared to 23.20% and 22.14% for 1995 and 1994, respectively. To date we have not had any significant increases in staffing requirements or overhead expenses in the Selling, general or administrative expense area as we made the transition into our new manufacturing facility. As volume increase, we anticipate adding staff as the workload increases.
	Along with the decrease in Interest income, rental incomes has stopped due to the sale of our remaining Ski View Complex units. In addition, our new long term debt has added $64,000 in interest expense.
We anticipate interest expense to be approximately $114,000 in 1997 if interest rates remain stable.
	Revenues and profits should show a significant increase in 1997 as we realize the benefits of our increased production capacity. There were no other significant variances.

Capital Resources and Liquidity

     Total funds generated were sufficient to meet the requirements for plant and equipment, debt retirement and dividends. By virtue of the cash and accounts receivable levels, the company feels that it has adequate liquidity for continued successful operations.
      The Company completed and put into operation our new manufacturing facility in August 1996. The cost of the 104,000 sq. ft. facility, including improvements and equipment was approximately $2,800,000 which was financed by an Industrial Development Bond Issue. The debt associated with this issue has a remaining life of 18 1/2 years.
     The Company believes that the effect of inflation on the results for the periods presented is not material.
     To the extent permitted by competition, the Company passes increased cost on to its customers by increasing sales prices from time to time.


                              * * *

                  MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                       CONSOLIDATED BALANCE SHEETS
                       December 31, 1996 and 1995

            ASSETS                          1995            1996
CURRENT ASSETS
  Cash and cash equivalents            $    589,992      1,077,270
  Certificates of deposit                         -        200,000
  Trade and other receivables               145,444         52,928
  Inventories (Note 2)                    2,253,063      2,289,696
  Notes receivable(Note 3)                  661,762        796,721
  Income taxes receivable (Note 7)                -         46,123
  Prepaid expenses                           44,886         43,390
                                          ---------      ---------
            Total current assets          3,695,147      4,506,128

NOTES RECEIVABLE (Note 3)                   176,168        192,906

PROPERTY AND EQUIPMENT(Note 4)            4,022,354      3,893,831
OTHER ASSETS
  Deferred taxes (Note 7)                   464,273        486,139
  Cash surrender value of officers' life
  insurance                                 137,878        116,227
  Reimbursement account (Note 6)            160,242        152,706
  Earnings on unused bond proceeds (Note 6) 113,612        105,474
  Debt issue costs                           69,350         73,310
  Model Homes                               236,017         91,220
                                           ---------      ---------

                                         $9,075,041     $9,617,921
                                          =========      =========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt
    (Note 6)                           $    150,000     $  150,000
  Postretirement benefits (Note 5)           71,933         66,490
  Accounts payable, trade and other
    liabilities                             366,310        525,228
  Accrued compensation                      161,512        201,121
  Customer deposits                          83,727        293,655
  Income taxes payable (Note 7)               5,847             -
                                          ---------      ---------
            Total current liabilities       839,329      1,236,494
POSTRETIREMENT BENEFITS(Note 5)           1,003,374      1,080,696
LONG-TERM DEBT (Note 6)                   2,489,755      2,639,755
COMMITMENTS AND CONTINGENCIES (Notes 6
 and 12)                                        -                -
                                          ---------      ---------
            Total liabilities             4,332,458      4,956,945
                                          ---------      ---------
STOCKHOLDERS' EQUITY
  Common stock, $1 par value,
   2,000,000 shares authorized; 825,649
   shares issued and outstanding       $    825,649     $  825,649
  Additional paid-in capital                459,671        459,671
  Retained earnings                       3,457,263      3,375,656
                                          ---------      ---------
                                          4,742,583      4,660,976
                                          ---------      ---------
                                       $  9,075,041     $9,614,921
                                          =========      =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                    MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF INCOME
                Years Ended December 31, 1997, 1996, and 1995

                                 1997         1996          1995
                              ----------   ---------     ---------
Net sales                    $16,072,448 $11,372,471   $9,083,419

Cost of goods sold (Note 13)  12,613,342   8,625,822     6,433,361
                              ----------   ---------     ---------
         Gross profit          3,459,106   2,746,649     2,650,058

Selling, general and
  administrative expenses      3,082,660   2,423,006     2,107,624
                              ----------   ---------     ---------
         Operating income        376,446     323,643       542,434

Postretirements benefits
  expense (Note 5)                89,132     101,877       127,010

Non-operating income, net
  (Note 11)                          346      68,365       192,085
                              ----------   ---------     ---------

  Income before income taxes     287,663     290,131       607,509

Federal and state income tax
  expense (Note 7)               106,978     112,468       228,685
                              ----------   ---------     ---------

            Net income       $   180,685  $  177,663    $  378,824
                              ==========   =========     =========

Earnings per share           $     .22    $      .22     $     .46
                              ========     =========      ========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                     MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 Years Ended December 31, 1997, 1996, and 1995


                        Common   Additional   Total       Total
                        Stock      Paid-in   Retained  Stockholders
                       ($1 Par)    Capital   Earnings     Equity
                       --------- ---------- ---------- -----------
Balance, December 31,
  1994                  813,649   440,421   3,016,965   4,271,035

  Net income                -         -       378,824     378,824

  Dividends paid
  ($.12 per share)          -         -      ( 98,718)   ( 98,718)

  Issuance of 12,000
  shares of
  common stock           12,000    19,250         -        31,250
                        -------   -------   ---------   ---------
Balance, December 31,
  1995                 $825,649  $459,671  $3,297,071  $4,582,391

  Net income                 -         -      177,663     177,663

  Dividends paid
  ($.12 per share)           -         -      (99,078)    (99,078)
                        -------   -------   ---------   ---------
Balance, December 31,
  1996                 $825,649  $459,671  $3,375,656  $4,660,976


  Net income                 -         -      180,685     180,685

  Dividends paid
  ($.12 per share)           -         -      (99,078)    (99,078)
                        -------   -------   ---------   ---------
Balance, December 31
  1997                 $825,649  $459,671  $3,457,263  $4,742,583
                        =======   =======   =========   =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                   MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
               Years Ended December 31, 1996, 1995, and 1994


                                   1996         1995        1994
                                ---------    ---------   ---------
OPERATING ACTIVITIES
  Net income                   $  180,685   $  177,663  $  378,204
  Adjustments to reconcile
    net income to net cash
    provided by operating
    activities:
    Depreciation and
      amortization                474,246      286,333     163,912
    Deferred taxes                 21,866       22,100   (   9,631)
    Loss (gain) on sale
      of equipment              (   4,706)         170         993
    Increase in cash value of
      life insurance            (  21,651)   (  20,787)  (  15,517)
    Adjustment to post-
     retirement benefits        (  71,879)   (  59,002)  (  47,303)
    Change in certain current
     assets and liabilities:
       (Increase) decrease in:
         Trade and other
           receivables          (  92,516)      10,938      92,295
         Inventories               36,633    ( 989,580)  ( 161,811)
         Income tax receivable     46,123    (  46,123)         -
         Prepaid expenses       (   1,496)       1,566       3,808
       (Decrease) increase in:
         Accounts payable,
           trade and other
           liabilities          ( 158,918)     168,522   (  28,859)
         Accrued compensation   (  39,609)   (  30,905)  (   2,769)
         Customer deposits      ( 209,928)     270,340   ( 125,234)
         Income taxes payable       5,847    (  60,364)     23,322
                                ---------    ---------   ---------
            Net cash provided
             by operating
             activities            19,880    ( 269,129)    273,030
                                ---------    ---------   ---------
INVESTING ACTIVITIES
  Proceeds from sale of
    equipment                       8,200           -          -
  Purchase of property and
   equipment, net of debt
   incurred 1996 $1,554,961:
   1995 $1,311,484; 1994 $-0-   ( 602,303)   ( 379,746)  ( 201,250)
  Principal received on notes
  receivable                      852,984      820,271   1,675,875
  Notes receivable arising
    from sales                 (  701,287)  (  706,246) (1,092,480)
  Decrease (increase) in
    certificates of deposit       200,000      489,000  (  389,000)
  Sale (purchase) of U.S.
    Treasury Note                     -             -      204,935
                               ----------    ---------   ---------
     Net cash provided by
      (used in) investing
      activities               (  242,409)     223,279     198,080
                                ----------    ---------   ---------
FINANCING ACTIVITIES
  Proceeds from sale of
    common stock                       -            -       31,250
  Payments on long-term debt    ( 150,000)   ( 150,000)         -
  Cash dividends paid           (  99,078)   (  98,078)  (  98,718)
  Funding of reimbursement
    account                     (   7,536)   (   7,190)  ( 145,516)
  Earnings on unused
    bond proceeds               (   8,138)   (  47,350)  (  58,124)
                               ----------    ---------   ---------
      Net cash used in
       financing activities     ( 264,752)  ( 303,618)  (  271,108)
                               ----------    ---------   ---------
      Increase in cash and
       cash equivalents         ( 487,278)  ( 349,468)     200,002

CASH AND CASH EQUIVALENTS
  Beginning                     1,077,270   1,426,738    1,226,736
                                ---------   ---------    ---------
  Ending                       $  589,992  $1,077,270   $1,426,738
                                =========   =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  Cash payments for:
    Income taxes, net of
      refunds received         $   33,142  $  218,955   $  214,783
                                =========   =========    =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                   MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              December 31, 1997


Note 1.  Nature of Business and Significant Accounting Policies

         Nature of Business:
         ------------------
         The Company is engaged in the business of manufacturing and selling sectionalized building units of its own design. The Company also customizes a commercial line of products consisting of multi-family and diversified specialty structures. The units are sold primarily to home builders, land developers and realtors in Virginia, Maryland, West Virginia and North Carolina.



         Principles of Consolidation:
         ---------------------------
         The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary, Mountain Resort Building Systems, Inc. All significant intercompany accounts and transactions have been eliminated.

         Concentrations of credit risk:
         -------------------------------
         In some cases, the Company provides short-term construction financing which is generally limited to 78 to 80 percent of the estimated fair market value of the completed property. The Company retains a security interest in the property until the contract is paid. The Company's exposure to loss on these contracts is limited to the difference between the receivable and the value of the collateral. The Company has not experienced any significant loss on the previous sales of repossessed collateral.

         Cash and Cash Equivalents:
         -------------------------
         For purposes of reporting cash flows, the Company considers most highly liquid investments with an original maturity of three months or less to be cash equivalents.
         Certificates of deposit, regardless of maturity, are not considered cash equivalents.

         The Company maintains its cash accounts in commercial banks located in Virginia. Accounts in each bank are guaranteed by the Federal Deposit Insurance Corporation
         (FDIC) up to $100,000 per bank. A portion of the Company's cash balance is uninsured at year end.

         Valuation of Trade Receivables:
         ------------------------------
         Trade receivables are stated at face amount with no allowance for doubtful accounts because probable uncollectible accounts are immaterial.

         Inventories:
         -----------
         Raw materials are stated at the lower of cost (determined on a first-in, first-out basis) or market. Work in progress and finished goods are stated at the lower of average cost determined on a standard cost basis) or market. Land and units held for sale are stated at the lower of cost (determined on a specific property basis) or market.

         Depreciation:
         ------------
         Depreciation is provided principally on the straight-line method over the estimated useful lives of the depreciable assets for financial reporting purposes. Statutory methods and lives are used for income tax purposes.

         Model Homes:
         -----------
         Model homes consist of manufactured units at cost plus site preparation and completion costs. All costs except the manufactured unit are amortized over the estimated useful life of the model, typically five years. The manufactured units are transferred to inventory and sold at the conclusion of their useful life.

         Income Taxes:
         ------------
         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences from current recognition of deferred compensation for financial reporting purposes and deferred recognition for income tax purposes. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

         Recognition of Income:
         ---------------------
         Revenue is recognized for cash-in-advance sales when production of the unit is complete. Revenue is recognized for sales on account when the unit is delivered.

                              * * *

         Estimates:
         ---------
         Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported revenues and expenses.

         Earnings Per Share:
         ------------------
         Primary and fully diluted earnings per common share are based on the weighted average number of shares of common stock outstanding and common stock equivalents of dilutive stock options. The weighted average number of actual shares outstanding was 825,649 for 1997 and 1996, and 821,649 for 1995.

         Advertising costs:
         -----------------
         Advertising costs, which consist primarily of newspaper and yellow page advertisements, brochures and signage are expensed as incurred

         Reclassification:
         ----------------
         For comparability, the amounts presented for 1996 and 1995 have been reclassified, where appropriate, to conform to the presentation used for 1997.

Note 2.  Inventories

         The components of inventories are as follows:

                                          1997            1996
                                      -----------     -----------
            Raw materials            $    779,048    $  1,054,192

            Work-in-process               227,072         262,091

            Finished goods                847,411         696,586

            Land and units held
              for sale                    399,532         276,827
                                      -----------     -----------
                                     $  2,253,063    $  2,289,696
                                      ===========     ===========

         Total general and administrative costs incurred and the portion of those costs remaining in inventory are as follows:
                                1997         1996         1995
                              --------     --------     --------
         General and
         administrative
         costs:
           Incurred          $ 983,821    $ 865,408    $ 740,046
                              ========     ========     ========
           Remaining in
            inventory        $  60,997    $  49,853    $  22,432
                              ========     ========     ========
Note 3.  Notes Receivable

         Notes receivable consist of the following:

                                                1997        1996
                                               --------    --------
        Various mortgage notes receivable,
        interest ranging from 8% to 10%,
        payable in various monthly install-
        ments and balloon payments due at
        various dates through August 1999.
        Secured by deeds of trust on
        certain real estate.                 $  164,172  $  169,990

        Credit line deed of trust notes
        receivable, interest ranging from
        0% to 10.5%, payable at various
        dates through 1998.  Secured by
        deeds of trust on certain real estate.  647,370     782,329

        Other Notes                               9,513      14,808

        Note receivable from the President, pay-
        able in annual principal installments of
        $5,625 plus interest at 5.03%, secured
        by common stock of the Company.          16,875      22,500
                                               ---------   ---------
                                                837,930     989,627
                Less current portion           (661,762)  ( 796,721)
                                              ---------   ---------
                                             $  176,168  $  192,906
                                             ==========  ==========

                              * * *

Note 4.  Property and Equipment

         Major classes of property and equipment are as follows:

                                               1997         1996
                                             ---------     --------
            Land and improvements          $  774,774   $  773,539
            Buildings                       2,948,351    2,940,628
            Manufacturing equipment         2,055,831    1,623,065
            Other furniture, fixtures
              and equipment                   716,198      432,515
                                            ---------    ---------
                                            6,495,154    5,769,747
           Less accumulated depreciation   $2,518,808   $2,085,797
                                            ---------    ---------
                                            3,976,346    3,683,950

           Construction in process             46,008      209,881
                                            ---------    ---------
                                           $4,022,354   $3,893,831
                                            =========    =========
           Maintenance and repairs expense incurred amounted to $219,212, $176,605 and $134,405 for 1997, 1996, and
           1995, respectively.

Note 5.  Postretirement Benefits

         The Company is obligated under postretirement benefits agreements with two former officers as follows:

                                               1997         1996
                                             ---------   ----------
         Present value of deferred
         compensation benefits payable to
         the widow of O.Z. Oliver, former
         Treasurer and Chairman of the Board,
         at $6,311 monthly until the earlier
         of her death or September 2006,
         discounted at 8.50%.                $  466,315  $  500,797

         Present value of deferred
         compensation benefits payable to
         Robert K. Fitts, former President
         and Chairman of the Board, at
         $5,560 monthly until his death
         after which the benefits are payable
         to his spouse, Mary L. Fitts until
         the earlier of her death or July
         2007, discounted at 8.50%.             475,793     500,903

         Postretirement benefits other than
         pensions. Details are presented below. 133,199     145,486
                                              ---------   ---------
                                              1,075,307   1,147,186
                  Less current portion           71,933      66,490
                                              ---------   ---------
                                             $1,003,374  $1,080,696
                                              =========   =========
         The Company is obligated to pay a fixed monthly amount for health care coverage to the above payees. The
         Company is also obligated to pay up to $10,000 annually in premiums for a life insurance policy assigned to the former President.

         The Company accounts for these obligations in a manner similar to that described in Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions" under which such costs are recognized as incurred rather that when paid. The statement is not required to be applied to benefits payable to selected employees under terms of individual contracts. However, it is management's opinion that adoption of the standard is preferable for financial reporting purposes.

                              * * *

Note 6.  Long-term Debt

         On July 12, 1995, the IDA of Franklin County, VA issued bonds in the amount of $3,000,000 to finance the construction of a manufacturing facility. The Series 1995 Variable Rate Demand Industrial Revenue Bonds are secured by the Company's Irrevocable Letter of Credit with Crestar Bank. The letter of credit agreement subjects the Company to certain financial and operating covenants, all of which the Company was in compliance with at year end. Crestar
         Bank holds a first lien and security interest on the new facility. The bonds are payable in equal annual principal amounts of $150,000 through 2015. The interest rate was 4.25,
         4.1 and 4.95 percent at December 31, 1997, 1996 and 1995,
         respectively.

         The Company has entered an agreement of sale to purchase the facility from the IDA. The Company's obligation under the Agreement of Sale is equal to the required principal and interest payments on the bonds and is payable in monthly installments currently estimated at $22,750. The monthly payments are deposited into a Reimbursement Account with Crestar Bank and used to pay all principal, interest and fees related to the Bonds. The Company also agreed to maintain an additional required deposit in the reimbursement account equal to 55 days of interest at 15.0 percent on the bonds. The Reimbursement Account balance was follows:

                                                 1997         1996
                                                 ----         ----
           Required prepaid interest deposit  $ 67,811    $  67,811
           Unused monthly principal deposits    75,000       75,000
           Earnings                             17,431        9,895
                                              --------     --------
                                              $160,242    $ 152,706
                                              ========     ========

         The Company's policy is to reflect the balance of the reimbursement account as an asset until the funds are used by the trustee for payment of bond obligations, at which time the Company reduces its obligations under the asset sale agreement.

         As of December 31, 1997, $2,939,755 of the bond proceeds have been drawn from the trustee. The Company's obligation under the asset sale agreement is reflected at the amount of bond proceeds that have been drawn less cumulative payments of $300,000. Any unused proceeds and related earnings at July 12, 1998 will be used for early retirement of bonds.

         Amounts earned on bond proceeds prior to their being drawn from the trustee are to be applied to principal reduction in the future. These earnings amounted to $113,612 and $105,474 at December 31, 1997 and 1996, respectively.

         Debt issue costs will be amortized over the term of the debt.

Note 7.  Income Taxes

         The provision for income taxes consists of the following
         components:
                                 1997       1996        1995
                              ---------   --------    --------
Current tax expense            $ 85,112   $ 90,368   $ 238,316

Deferred tax expense(benefit)    21,866     22,100    (  9,631)
                                -------    -------     -------
                               $106,978   $112,468    $228,685
                               ========   ========    ========

Deferred tax expense (benefit) results from temporary difference in the recognition of revenue and expense for tax and financial reporting purposes. The sources of the differences and the tax effect of each are as follows:

                                      1997       1996      1995
                                    --------  --------  ---------
     Differing cost basis of
       property and equipment      $   4,394  $  8,067  $( 24,248)

     Amounts expensed when
       incurred, deducted when paid:
       Deferred Compensation          27,314    32,959     18,285
       Warranty & accrued vacation  (  8,675) (  4,658)  (  1,437)
       Other, net                   (  1,167) (  3,268)  (  2,231)
                                    --------   -------   --------
                                   $  21,866  $ 22,100  $(  9,631)
                                    ========   =======   ========

                              * * *

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate to income before taxes for the following reasons:

                       1997             1996             1995
                   ---------------  ---------------  --------------
                          Percent          Percent          Percent
                             of               of               of
                           Pretax           Pretax           Pretax
                   Amount  Income   Amount  Income   Amount  Income
                  -------- ------  -------- ------  -------- ------
Tax expense at
  federal rate    $ 97,805  34.0%  $ 98,645  34.0%  $206,553  34.0%
Increase (decrease)
 in taxes from:
 State taxes, net
 of federal tax
 effect             11,507   4.0%    11,605   4.0%    24,300   4.0%
 Other, net        ( 2,334) (0.08%)   2,218   1.0%   ( 2,168) (0.4%)
                   --------  -----  --------  -----  --------  ----
                  $106,978  37.2%  $112,468  39.0%  $228,685  37.6%
                  ========  =====  ========  =====  ========  =====

Note 8.  Fair Value of Financial Instruments

         The methods used to estimate the fair value of each material class of financial instruments are as follows:

         Cash and cash equivalents, trade receivables and payables and customer deposits:
         ---------------------------------------------------
         The carrying amount is a reasonable estimate of the fair value because of the short maturity of these instruments.

         Notes Receivable:
         ----------------
         Fair values are estimated by discounting the future cash flows using the current rates at which similar loans would be made with similar credit ratings and for the same remaining maturities. Carrying values approximate fair values.

         Debt:
         ----
         The interest rate on the long-term debt is reset weekly to reflect current market rates. Consequently, the carrying value of debt approximates fair value.


 Note 9. Profit Sharing Plan and Trust

         The Company has a contributory profit-sharing plan complying under Section 401(k) and certain other provisions of the Internal Revenue Code. The plan covers a majority of all employees meeting minimum eligibility requirements. Participants may elect to have before-tax (salary reduction) contributions to be made to the plan on their behalf. The Company matches such before-tax contributions in the proportion determined by the Board of Directors at its discretion on an annual basis. Additionally, the Company may at the Board's discretion make an additional contribution based on the Company's pre-tax earnings. The Company's total contributions to the plan were $46,134, $40,142, and $53,010 for 1997, 1996 and 1995, respectively.

                              * * *

Note 10. Non-operating Income

         Non-operating income is composed of the following:

                                  1997        1996        1995
                                --------    --------    --------
         Interest income       $ 108,421   $ 130,119   $ 175,971
          Interest expense,
           net of earnings
            on debt proceeds   ( 115,550)    (64,603)    ( 4,867)
          Other, net               7,478       2,849      20,981
                                --------    --------    --------
                               $     349   $  68,365   $ 192,085
                                ========    ========    ========

Note 11. Commitments and Contingencies

         Litigation:
         ----------
         The Company is co-defendant in a suit seeking damages in the amount of $350,000 for breach of warranty and improper workmanship in the manufacture of a modular home. Management and counsel are of the opinion that the Company will be successful in its defense against this claim.

         Employment Contracts:
         --------------------
         The Company is obligated under employment contracts with the President and Vice President. Combined base annual compensation under the contracts is approximately $140,000. The contracts provide for payment of incentive compensation based on certain percentages of pretax income of the Company, exclusive of any extraordinary items.

         Death Benefit:
         -------------
         The Company is obligated to provide a death benefit to the estate of the Vice President in the amount of $35,000. The Company has recognized a liability in the amount of $16,796, the estimated present value of this obligation discounted at 8.50 percent. The Company is carrying a term life insurance policy in the amount of $35,000, the purpose of which is to fund the death benefit.

         Sales and Service Tax Audit:
         ---------------------------
         The Company has undergone an audit of its West Virginia sales and service tax returns. The West Virginia Department of Revenue has assessed the Company an additional tax of $117,999 and related interest. The Company's attorneys have filed a Petition for Reassessment with the State. In the opinion of the Company's legal counsel, the Company's chances of success on the current assessments are favorable.

Note 13. Related Party Transactions

         In the normal course of business, the Company makes purchases from a supplier owned by a director of the Company. Purchases from this supplier totaled $760,598, $662,539 and $462,654 for 1997, 1996 and 1995,
         respectively.

         The Company has a note receivable from the President (Note 3) and is obligated under deferred compensation agreements to two former employees (Note 5).

                              * * *

                              OFFICERS

           Dale H. Powell, President & Chairman of the Board

        Edwin J. Campbell, Vice President & Corporate Secretary

                  Jeffrey D. Powell, Treasurer


                              DIRECTORS

                    Dale H. Powell, Board Chairman

                          Edwin J. Campbell

                          W. Curtis Carter

                          Bobbie L. Oliver

                           Mary L. Fitts

                              * * *

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                              * * *

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MOD-U-KRAF HOMES, INC.  P.O.BOX 573  ROCKY MOUNT, VIRGINIA
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<end of report>
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